UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-40709

Ardagh Metal Packaging S.A.

(Name of Registrant)

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 25, 2025, the New York Stock Exchange (“NYSE”) notified Ardagh Metal Packaging S.A. (the “Company”) that it intends to commence delisting proceedings with respect to the Company’s warrants that are listed to trade on the NYSE under the ticker symbol “AMBP.WS” (the “Warrants”) due to “abnormally low selling price” levels of the Warrants pursuant to Section 802.01D of the NYSE Listed Company Manual, and halted trading of the Warrants on the NYSE. On November 28, 2025, the NYSE issued a press release announcing its intention to delist the Warrants and the immediate suspension of trading of the Warrants on the NYSE. The Company does not intend to appeal this determination.

The Warrants continue to be exercisable for one ordinary share of the Company at an exercise price of $11.50 per ordinary share, subject to adjustment as described in the warrant agreement dated as of August 10, 2020 (the “Warrant Agreement”). The Warrants are exercisable until 5:00 p.m., New York City time on the earlier to occur of: (x) August 4, 2026, or (y) the redemption date as provided in Section 6.3 of the Warrant Agreement, subject to the terms of the Warrant Agreement. The foregoing description of the Warrants is qualified in its entirety by reference to the full text of the Warrant Agreement and the warrant assignment, assumption and amendment agreement, dated August 4, 2021, which are filed as exhibits to the Company’s Annual Report on Form 20-F.

The NYSE’s delisting action with respect to the Warrants will not impact the listing of the Company’s ordinary shares, which will continue to trade on the NYSE under the ticker symbol “AMBP”.

Incorporation by Reference

The information set forth in this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement filed on Form F-3, as amended (Registration No. 333-289154) by the Company (including any prospectus forming a part of such registration statement), and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Metal Packaging S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 28, 2025

Ardagh Metal Packaging S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer